Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 11 DATED NOVEMBER 16, 2016
TO THE PROSPECTUS DATED APRIL 28, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated April 28, 2016 and filed with the SEC on September 27, 2016, as supplemented by supplement no. 8 dated September 27, 2016, supplement no. 9 dated October 11, 2016 and supplement no. 10 dated November 14, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of an office property containing 203,221 rentable square feet in Houston, Texas.
Acquisition of The Offices at Greenhouse
On November 14, 2016, we, through an indirect wholly owned subsidiary (the “The Offices at Greenhouse Buyer”), acquired a five-story Class A office building containing 203,221 rentable square feet located on approximately 4.6 acres of land in Houston, Texas (“The Offices at Greenhouse”). The seller is not affiliated with us or our advisor.
The purchase price of The Offices at Greenhouse was $47.0 million plus closing costs. We funded the purchase of The Offices at Greenhouse with proceeds from the Term Loan (defined below), proceeds from this offering and proceeds from the primary portion of our now terminated private offering.
The Offices at Greenhouse was built in 2014. As of November 1, 2016, The Offices at Greenhouse was approximately 95% leased to six tenants. The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of The Offices at Greenhouse is approximately $3.6 million. The current weighted-average remaining lease term for the tenants is approximately 7.7 years. The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $21.47 per square foot.
The Offices at Greenhouse has two tenants that individually occupy more than 10% of the total rentable square feet of the property. AECOM, a multinational engineering firm that provides design, consulting, construction and management services to a wide range of clients, occupies 140,922 rentable square feet or approximately 69% of the total property rentable square feet at The Offices at Greenhouse. Of the 140,922 rentable square feet, 5,195 rentable square feet expires on July 24, 2019, with two three-year extension options, and 135,727 rentable square feet expires on December 31, 2024, with two five-year extension options. The current annualized base rent for this tenant is approximately $2.8 million and the current remaining lease term is approximately 8.2 years. The current average rental rate over the remaining lease term is $21.38 per square foot. This tenant represents approximately 78% of the aggregate annual effective base rent of The Offices at Greenhouse. J. Connor Consulting, Inc., a regulatory consulting firm, occupies 32,066 rentable square feet or approximately 16% of the total property rentable square feet at The Offices at Greenhouse. Its lease expires on February 28, 2023, with a five-year extension option. The current annualized base rent for this tenant is approximately $0.6 million and the current remaining lease term is approximately 6.3 years. The current average rental rate over the remaining lease term is $21.42 per square foot. This tenant represents approximately 18% of the aggregate annual effective base rent of The Offices at Greenhouse. No other tenant occupies more than 10% of all rentable square feet at The Offices at Greenhouse.
Related Financing of The Offices at Greenhouse
On November 14, 2016, in connection with our acquisition of The Offices at Greenhouse, The Offices at Greenhouse Buyer entered into a term loan and security agreement initially secured by The Offices at Greenhouse with JP Morgan Chase Bank, N.A. (the “Lender”), an unaffiliated lender, for borrowings of up $65.0 million (the “Term Loan”), consisting of $32.5 million of term commitment and $32.5 million of revolving commitment. The term commitment and revolving commitment bear interest at a floating rate of 235 basis points and 135 basis points over one-month Eurodollar Rate, respectively. At closing, $30.6 million of the term commitment was funded for the acquisition of The Offices at Greenhouse. The remaining $1.9 million of the term commitment and the $32.5 million revolving commitment will be available for future property acquisitions and refinancing, subject to certain terms and conditions contained in the loan documents. The Term Loan matures on November 14, 2019, with two one-year extension options, subject to certain terms and conditions contained in the loan documents. Monthly payments are interest-only. The outstanding principal balance, all accrued and unpaid interest and all other sums due under the loan documents are due at maturity. We have the right to prepay all or a portion of the Term Loan at any time, subject to certain fees and conditions contained in the loan documents.

KBS GI REIT Properties, LLC (“KBS GI REIT Properties”), our wholly owned subsidiary, in connection with the Term Loan, is providing a guaranty of the payment of (i) a maximum of 25% of the principal balance and any interest or other sums outstanding under the Term Loan as of the date such amounts become due, and (ii) the principal balance and any interest or other sums outstanding under the Term Loan in the event of: certain bankruptcy, insolvency or related proceedings involving The Offices at Greenhouse Buyer and KBS GI REIT Properties, as described in the loan documents; and certain voluntary transfers by The Offices at Greenhouse Buyer relating to The Offices at Greenhouse in violation of the loan documents. KBS GI REIT Properties is also providing a guaranty of the payment of certain liabilities, losses, damages, costs and expenses (including legal fees) incurred by the Lender as a result of certain intentional actions or omissions committed by The Offices at Greenhouse Buyer, KBS GI REIT Properties and/or any of their affiliates in violation of the loan documents, or certain other occurrences in relation to The Offices at Greenhouse and/or The Offices at Greenhouse Buyer, as further described in the guaranty.